December 12, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

                 Division of Corporate Finance

Re:	Rice Midstream Partners LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-199932)

Ladies and Gentlemen:

As representative of the several underwriters of the Partnership’s proposed initial public offering of up to 28,750,000 common units representing limited partner interests of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3 p.m. Washington, D.C. time, on December 16, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated December 8, 2014, through the date hereof:

Preliminary Prospectus dated December 8, 2014:

4,149 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.

As Representative of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President